UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Shackouls, Bobby S.
   Burlington Resources Inc.
   5051 Westheimer, Suite 1400
   Houston, TX  77056
   USA
2. Issuer Name and Ticker or Trading Symbol
   Burlington Resources Inc.
   BR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   10/01/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1 for 1 |1/10/|A   |V|1,628      |A  |(1)  |(1)  |Common Stock|1,628  |$35.025|            |D  |            |
                      |        |02   |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Phantom Stock Units   |1 for 1 |1/30/|A   |V|74         |A  |(1)  |(1)  |Common Stock|74     |$32.90 |            |D  |            |
                      |        |02   |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units   |1 for 1 |4/1/0|A   |V|437        |A  |(1)  |(1)  |Common Stock|437    |$40.695|            |D  |            |
                      |        |2    |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units   |1 for 1 |7/2/0|A   |V|472        |A  |(1)  |(1)  |Common Stock|472    |$37.79 |            |D  |            |
                      |        |2    |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units   |1 for 1 |10/1/|A   | |466        |A  |(1)  |(1)  |Common Stock|466    |$38.49 |130,696     |D  |            |
                      |        |02   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These Phantom Stock Units were acquired under the company's deferred compensation plans and are to be settled in cash upon retirement or other termination from the
company.
SIGNATURE OF REPORTING PERSON
/s/  Bobby S. Shackouls
DATE
10/02/2002